SEC. 06051247 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52824

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Path Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 Somerset Road
(No. and Street)

Rocky Point (City) New York (State) 11778 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Davis 631-849-2667
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 S. Western Ave., (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

PROCESSED
DEC 0 6 2006
THOMSON FINANCIAL

SEC RECEIVED NOV 2006 PROCESSING SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Davis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Path Securities, LLC, as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

QUENTIN FRANCO
No. 01FR6116342
Notary Public, State of New York
Qualified in Suffolk County
My Commission Expires 09/27/2008

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~[illegible]~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL PATH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Member of
Capital Path Securities, LLC

We have audited the accompanying statement of financial condition of Capital Path Securities, LLC as of September 30, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Capital Path Securities, LLC as of September 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 19, 2006

CAPITAL PATH SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2006

ASSETS

Cash	$ 13,894

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	
Accounts payable	$ 3,300
MEMBER'S CAPITAL	$ 10,594
TOTAL LIABILITIES & MEMBER'S CAPITAL	$ 13,894

The accompanying notes are an integral part of this financial statement.

CAPITAL PATH SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Connecticut on August 7, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company is currently inactive. The Company's principal business activity will be the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions will be recorded on a trade date basis, which is the same business day as the transaction date.

Securities Owned - Securities positions are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RELATED PARTIES

Through common ownership and management, the Company is affiliated with Sovereign Holdings, Inc. and Sovereign Trading Strategies, Inc.

NOTE 3 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2006 the Company's net capital and required net capital were $10,594 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 31%.

NOTE 4 - OPERATING AGREEMENT

The Company's operating agreement provides that: 1) the Company's duration will be perpetual; 2) profits and losses will be allocated to members based upon each member's percentage of ownership interest in the Company; 3) withdrawals and other distributions to members are prohibited without the written consent of all members; 4) any distributions of cash or other property will be made based upon each member's percentage of ownership interest in the Company; and 5) unless all remaining members of the Company promptly vote to continue its legal existence, the Company will terminate upon the death, legal or physical incapacity, or termination of any member.

The operating agreement also prohibits the transfer or encumbrance of all or a portion of any membership interest without approval of all the Company's members.

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

Although the Company currently has no customers, on October 24, 2006, the Company entered into an agreement with another broker/dealer (Reintroducing Broker/dealer) and the Reintroducing Broker/dealer's clearing broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, through the Reintroducing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records

NOTE 5 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - *(Continued)*

of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Reintroducing Broker/dealer and the Clearing Broker/dealer. The Company is required to maintain a $100,000 deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement and is subject to a minimum monthly clearing charge of $1,000. The agreement also states that the Company may not have any similar agreements with other broker/dealers without prior written approval from the Clearing Broker/dealer. This agreement will automatically renew for a one-year period unless notice not to renew is given by the Company 120 days prior the termination date of October 24, 2007. During the renewal period, the Company may terminate the agreement with 30 days prior written notification. The Clearing Broker/dealer may terminate the agreement at any time by giving 30 days prior written notification and either party may terminate immediately upon default by the other party. If the Company terminates without default, it will be subject to fees including the average monthly fees the Clearing Broker/dealer would have earned for the remaining term plus a $5,000 processing fee, a $5,000 deconversion fee and other charges.

Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.